ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

March 1, 2006

Managers Trust I

800 Connecticut Avenue

Norwalk, Connecticut 06854

Ladies and Gentlemen:

You have informed us that you propose to offer and sell from time to time shares (“Shares”) of beneficial interest registered under the Securities Act of 1933, as amended (the “Act”), without par value, of Managers AMG FQ Tax-Managed U.S. Equity Fund, Classes A and C, Managers AMG FQ U.S. Equity Fund, Classes A and C, and Managers AMG FQ Global Alternatives Fund, Classes A and C (each, a “Series” of Managers Trust I (the “Trust”)), at not less than net asset value.

We have examined an executed copy of your Agreement and Declaration of Trust dated December 18, 1991, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 thereto (the “Declaration of Trust”), and are familiar with the action taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your Bylaws and such other documents and records as we have deemed necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that the issue and sale by the Trust of an unlimited number of Shares of each Series has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of each Series for all loss and expense of any shareholder of such Series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which such Series itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this

March 1, 2006

opinion with and as part of your Registration Statement on Form N-1A (File No. 033-44909) relating to such offering and sale.

Very truly yours,

Ropes & Gray LLP